May 22, 2008

Mail Stop 4561

Mr. J. Daniel Mohr
Treasurer and CFO
Alliance Financial Corporation
120 Madison Street, Tower II, 18th Floor
Syracuse, NY 13202
By U.S. Mail and facsimile to (315) 475-3558

Re: Alliance Financial Corporation
      Form 10-K for the Fiscal Year ended December 31, 2007
      Form 10-K/A for the Fiscal Year ended December 31, 2007
      DEF 14A filed April 1, 2008
      File No. 000-15366

Dear Mr. Mohr:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      John P. Nolan
      Accounting Branch Chief